UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)

ROSETTA STONE INC.

(Name of Issuer)

Common Stock
(Title of Class of Securities)

777780107
(CUSIP Number)

December 31, 2012

 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐      Rule 13d-1(b)

[x]      Rule 13d-1(c)

☐      Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 777780107
1.	names of Reporting Persons The D3 Family Fund, L.P.
2.	check the appropriate box if a member of a group (a) [x] (b) ☐
3.	sec use only
4.	citizenship or place of organization Washington
NUMBER OF	5.	sole voting power 0
SHARES BENEFICIALLY OWNED BY	6.	shared voting power 321,177 common shares (1.5%)
EACH REPORTING PERSON	7.	sole dispositive power 0
WITH	8.	shared dispositive power 321,177
9.	aggregate amount beneficially owned by each reporting person For the reporting person listed on this page, 321,177; for all reporting persons as a group, 1,804,474 shares (8.5%)
10.	check box if the aggregate amount in row (9) excludes certain shares☐
11.	percent of class represented by amount in row (9) For the reporting person listed on this page, 1.5%; for all reporting persons as a group, 8.5%
12.	type of Reporting Person PN

CUSIP No. 777780107
1.	names of Reporting Persons The D3 Family Bulldog Fund, L.P.
2.	check the appropriate box if a member of a group (a) [x] (b) ☐
3.	sec use only
4.	citizenship or place of organization Washington
NUMBER OF	5.	sole voting power 0
SHARES BENEFICIALLY OWNED BY	6.	shared voting power 1,103,052 common shares (5.2%)
EACH REPORTING PERSON	7.	sole dispositive power 0
WITH	8.	shared dispositive power 1,103,052
9.	aggregate amount beneficially owned by each reporting person For the reporting person listed on this page, 1,103,052; for all reporting persons as a group, 1,804,474 shares (8.5%)
10.	check box if the aggregate amount in row (9) excludes certain shares☐
11.	percent of class represented by amount in row (9) For the reporting person listed on this page, 5.2%; for all reporting persons as a group, 8.5%
12.	type of Reporting Person PN

CUSIP No. 777780107

1.	names of Reporting Persons The D3 Family Canadian Fund, L.P.
2.	check the appropriate box if a member of a group (a) [x] (b) ☐
3.	sec use only
4.	citizenship or place of organization Washington
NUMBER OF	5.	sole voting power 0
SHARES BENEFICIALLY OWNED BY	6.	shared voting power 115,470 common shares (0.5%)
EACH REPORTING PERSON	7.	sole dispositive power 0
WITH	8.	shared dispositive power 115,470
9.	aggregate amount beneficially owned by each reporting person For the reporting person listed on this page, 115,470; for all reporting persons as a group, 1,804,474 shares (8.5%)
10.	check box if the aggregate amount in row (9) excludes certain shares☐
11.	percent of class represented by amount in row (9) For the reporting person listed on this page, 0.5%; for all reporting persons as a group, 8.5%
12.	type of Reporting Person PN

CUSIP No. 777780107
1.	names of Reporting Persons The DIII Offshore Fund, L.P.
2.	check the appropriate box if a member of a group (a) [x] (b) ☐
3.	sec use only
4.	citizenship or place of organization Bahamas
NUMBER OF	5.	sole voting power 0
SHARES BENEFICIALLY OWNED BY	6.	shared voting power 264,775 common shares (1.3%)
EACH REPORTING PERSON	7.	sole dispositive power 0
WITH	8.	shared dispositive power 264,775
9.	aggregate amount beneficially owned by each reporting person For the reporting person listed on this page, 264,775; for all reporting persons as a group, 1,804,474 shares (8.5%)
10.	check box if the aggregate amount in row (9) excludes certain shares☐
11.	percent of class represented by amount in row (9) For the reporting person listed on this page, 1.3%; for all reporting persons as a group, 8.5%
12.	type of Reporting Person PN

CUSIP No. 777780107
1.	names of Reporting Persons Nierenberg Investment Management Company, Inc.
2.	check the appropriate box if a member of a group (a) [x] (b) ☐
3.	sec use only
4.	citizenship or place of organization Washington
NUMBER OF	5.	sole voting power 0
SHARES BENEFICIALLY OWNED BY	6.	shared voting power 1,804,474 common shares (8.5%)
EACH REPORTING PERSON	7.	sole dispositive power 0
WITH	8.	shared dispositive power 1,804,474
9.	aggregate amount beneficially owned by each reporting person For the reporting person listed on this page, 1,804,474; for all reporting persons as a group, 1,804,474 shares (8.5%)
10.	check box if the aggregate amount in row (9) excludes certain shares☐
11.	percent of class represented by amount in row (9) For the reporting person listed on this page, 8.5%; for all reporting persons as a group, 8.5%
12.	type of Reporting Person CO

CUSIP No. 777780107
1.	names of Reporting Persons Nierenberg Investment Management Offshore, Inc.
2.	check the appropriate box if a member of a group (a) [x] (b) ☐
3.	sec use only
4.	citizenship or place of organization Bahamas
NUMBER OF	5.	sole voting power 0
SHARES BENEFICIALLY OWNED BY	6.	shared voting power 264,775 common shares (1.3%)
EACH REPORTING PERSON	7.	sole dispositive power 0
WITH	8.	shared dispositive power 264,775
9.	aggregate amount beneficially owned by each reporting person For the reporting person listed on this page, 264,775; for all reporting persons as a group, 1,804,474 shares (8.5%)
10.	check box if the aggregate amount in row (9) excludes certain shares☐
11.	percent of class represented by amount in row (9) For the reporting person listed on this page, 1.3%; for all reporting persons as a group, 8.5%
12.	type of Reporting Person CO

CUSIP No. 777780107

1.	names of Reporting Persons David Nierenberg
2.	check the appropriate box if a member of a group (a) [x] (b) ☐
3.	sec use only
4.	citizenship or place of organization United Stated of America
NUMBER OF	5.	sole voting power 0
SHARES BENEFICIALLY OWNED BY	6.	shared voting power 1,804,474 common shares (8.5%)
EACH REPORTING PERSON	7.	sole dispositive power 0
WITH	8.	shared dispositive power 1,804,474
9.	aggregate amount beneficially owned by each reporting person For the reporting person listed on this page, 1,804,474; for all reporting persons as a group, 1,804,474 shares (8.5%)
10.	check box if the aggregate amount in row (9) excludes certain shares☐
11.	percent of class represented by amount in row (9) For the reporting person listed on this page, 8.5%; for all reporting persons as a group, 8.5%
12.	type of Reporting Person IN

               This Amendment No.1 to Schedule 13G (this “Amendment”) amends the below-indicated items from the Schedule 13G with respect to the shares of common stock (the “Common Stock”) of Rosetta Stone Inc. (the “Company”) previously filed on May 18, 2012 by or on behalf of the Reporting Persons (as defined below) (collectively, the “Schedule 13G”), by supplementing such Items with the information below.

The names of the persons filing this Amendment (collectively, the “Reporting Persons”) are:  The D3 Family Fund, L.P. (the “Family Fund”), The D3 Family Bulldog Fund, L.P. (the “Bulldog Fund”), The D3 Family Canadian Fund, L.P. (the “Canadian Fund”), The DIII Offshore Fund, L.P. (the “Offshore Fund”), Nierenberg Investment Management Company, Inc. (“NIMCO”), Nierenberg Investment Management Offshore, Inc. (“NIMO”) and David Nierenberg (“Mr. Nierenberg”).

Item 4.	Ownership.

(a)-(b)            Amount beneficially owned; Percent of Class:

The Reporting Persons, in the aggregate, beneficially own 1,804,474 Shares, constituting approximately 8.5% of the outstanding shares of Common Stock.

(c)                  Number of shares as to which such person has:

(i)-(iii)                    None of the Reporting Persons has the sole power (A) to vote or direct the vote of, or (B) to dispose or direct the disposition of, any shares of Common Stock

(ii)-(iv)                    The Family Fund, NIMCO and Mr. Nierenberg have shared power (A) to vote or direct the vote of, and (B) to dispose or direct the disposition of, the 321,177 shares of Common Stock held by the Family Fund.

  The Bulldog Fund, NIMCO and Mr. Nierenberg have shared power (A) to vote or direct the vote of, and (B) to dispose or direct the disposition of, the 1,103,052 shares of Common Stock held by the Bulldog Fund.

  The Canadian Fund, NIMCO and Mr. Nierenberg have shared power (A) to vote or direct the vote of, and (B) to dispose or direct the disposition of, the 115,470 shares of Common Stock held by the Canadian Fund.

  The Offshore Fund, NIMO, NIMCO and Mr. Nierenberg have shared power (A) to vote or direct the vote of, and (B) to dispose or direct the disposition of, the 264,775 shares of Common Stock held by the Offshore Fund.

Item 10.	Certification.

By signing below each of the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

D3 Family Fund, L.P., D3 Bulldog Fund, L.P., and D3 Family Canadian Fund, L.P.
By: Nierenberg Investment Management Company, Inc.
February 12, 2013	Its: General Partner By: /s/ David Nierenberg David Nierenberg, President
The DIII Offshore Fund, L.P. By: Nierenberg Investment Management Offshore, Inc.
February 12, 2013	Its: General Partner By: /s/ David Nierenberg David Nierenberg, President
Nierenberg Investment Management Company, Inc.
February 12, 2013	By: /s/ David Nierenberg David Nierenberg, President
Nierenberg Investment Management Offshore, Inc.
February 12, 2013	By: /s/ David Nierenberg David Nierenberg, President
February 12, 2013	/s/ David Nierenberg David Nierenberg, President